
OGACLUB

Scott Yamano · 2nd

Entrepreneur, Digital Marketer, Brand Builder- CEO YogaClub

Manhattan Beach, California · 500+ connections · Contact info

YogaClub

University of Southe
California - Marshall

Experience

CEO (Co-Founder)

YogaClub

Sep 2016 – Present · 4 yrs 1 mo

Greater Los Angeles Area

YogaClub was built with the vision of helping active lifestyle women find their new favorite yoga brand through an easy to use platform, style quiz and custom curation process.

YogaClub uses a combination of data analytics and personal stylists to create a customized bo subscription experience for its members. Members are treated to a full outfit hand curated and delivered to their door at a nice discount and brands gain exposure to a valuable audience of passionate active lifestyle women.

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Adjunct Professor

University of Southern California

Aug 2015 – Jan 2017 · 1 yr 6 mos

Greater Los Angeles Area

I am currently teaching entrepreneurial feasibility 452 at the University of Southern California i the Marshall School of Business. I assist over 40 students a semester in assessing market neec for their product or service, size of the marketplace, competitive forces effecting th

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Co-Founder/CEO (acquired in 2013)
Dedicated Media
Jan 2004 – Mar 2015 · 11 yrs 3 mos

Dedicated Media acquired by Media General in 2013 produced more than $40M annually as a platform for online customer acquisition. Dedicated operated at every level of the intent funnel Dedicated combined customized audience modeling with superior data analytics in a brand safe environment - delivering intelligent optimization across multiple channels, inclu …see mor

Director of sales
Myspace
2001 – 2004 · 3 yrs

Build and lead the initial team of sales reps at Intermix/Response base which later became the #1 internet property worldwide in Myspace.

Marketing Manager
PCMall
2000 – 2001 · 1 yr

Marketing Managers were responsible for direct response marketing through PCMall's catalog and online store. Working with brands to move enterprise level purchases through the PCMall sales division and through direct marketing tools like email, catalog and outbound calling.

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Education

University of Southern California - Marshall School of Business
1995 – 1998

University of Southern California
Business, Entrepreneur School
Activities and Societies: Sigma Nu National Fraternity, AABA, USC Surf Team

Skills & Endorsements

Online Advertising · 63

Endorsed by **Evan Weber and 30 others who are**

Endorsed by **2 of Scott's colleagues at Y**

highly skilled at this

Endorsed by 2 of Scott's colleagues at Y

Lead Generation · 53

Endorsed by **Kevin Brody and 9 others who are highly skilled at this**

Endorsed by **2 of Scott's colleagues at Y**

Online Marketing · 35

Endorsed by **Evan Weber and 11 others who are highly skilled at this**

Endorsed by **2 of Scott's colleagues at Y**

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